UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

M I Acquisitions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55304A104
(CUSIP Number)

                 December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 55304A104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON M SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,139,609(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 1,139,609(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,609(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%
12	TYPE OF REPORTING PERSON* PN

(1) Does not include 277,941 shares of common stock issuable upon exercise of 277,941 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON M SPAC HOLDINGS I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 249,148(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 249,148(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,148 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSON* PN

(1) Does not include 60,000 shares of common stock issuable upon exercise of 60,000 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON M SPAC HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 359,878(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 359,878(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,878(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

(1) Does not include 83,166 shares of common stock issuable upon exercise of 83,166 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Joshua Sason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,748,634(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 1,748,634(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 1,748,634(1) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of the shares of common stock owned by M SPAC LLC, M SPAC Holdings I LLC and M SPAC Holdings II LLC. Does not include 421,107 shares of common stock issuable upon exercise of 421,107 warrants owned M SPAC LLC, M SPAC Holdings I LLC and M SPAC Holdings II LLC. Does not include 421,107 shares of common stock issuable upon exercise of 421,107 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

CUSIP No. 55304A104	13G	Page 6 of 6 Pages

Item 1.

(a)	Name of Issuer:

M I Acquisitions, Inc.

(b)	Address of Issuer's Principal Executive Offices:

c/o Magna Management LLC
40 Wall Street, 58th Floor
New York, NY 10005

Item 2.

(a)	Name of Person Filing:	M SPAC LLC
M SPAC Holdings I LLC
M SPAC Holdings II LLC
Joshua Sason

(b)	Address of Principal Business Office or if none, Residence:

c/o Magna Management LLC
40 Wall Street, 58th Floor
New York, NY 10005

(c)	Citizenship:	M SPAC LLC - Delaware
M SPAC Holdings I LLC - Delaware
M SPAC Holdings II LLC - Delaware
Joshua Sason – United States of America

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 55304A104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

M SPAC LLC—1,139,609. Does not include 277,941 shares of common stock issuable upon exercise of 277,941 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

CUSIP No. G5693V 105	13G	Page 7 of 10 Pages

M SPAC Holdings I LLC—249,148. Does not include 60,000 shares of common stock issuable upon exercise of 60,000 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

M SPAC Holdings II LLC—359,878. Does not include 83,166 shares of common stock issuable upon exercise of 83,166 warrants owned by the reporting person. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

Joshua Sason—1,748,634. Consists of the shares of common stock owned by M SPAC LLC, M SPAC Holdings I LLC and M SPAC Holdings II LLC. Does not include 421,107 shares of common stock issuable upon exercise of 421,107 warrants owned M SPAC LLC, M SPAC Holdings I LLC and M SPAC Holdings II LLC. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) September 19, 2018 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer's liquidation if it has not completed a business combination within the required time period and (iii) their redemption.

Joshua Sason has voting and dispositive power over the securities owned by M SPAC LLC, M SPAC HOLDINGS I LLC and M SPAC HOLDINGS II LLC.

(b)	Percent of Class:

M SPAC LLC—16.1%.

M SPAC Holdings I LLC—3.5%.

M SPAC Holdings II LLC—5.1%.

Joshua Sason—24.8%.

CUSIP No. G5693V 105	13G	Page 8 of 10 Pages

The foregoing percentages are based on 7,058,743 shares of common stock outstanding as of December 31, 2016.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

M SPAC LLC—1,139,609 shares

M SPAC Holdings I LLC—249,148 shares.

M SPAC Holdings II LLC—359,878 shares.

Joshua Sason—1,748,634 shares.

(ii)	shared power to vote or to direct the vote:

M SPAC LLC—0 shares.

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—0 shares.

(iii)	sole power to dispose or to direct the disposition of:

M SPAC LLC—1,139,609 shares

M SPAC Holdings I LLC—249,148 shares.

M SPAC Holdings II LLC—359,878 shares.

Joshua Sason—1,748,634 shares.

(iv)	shared power to dispose or to direct the disposition of:

M SPAC LLC—0 shares.

M SPAC Holdings I LLC—0 shares.

M SPAC Holdings II LLC—0 shares.

Joshua Sason—0 shares.

CUSIP No. G5693V 105	13G	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G5693V 105	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2017

M SPAC LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS I LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS II LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

/s/ Joshua Sason
Joshua Sason

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of M I Acquisitions, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 27, 2017.

M SPAC LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS I LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

M SPAC HOLDINGS II LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Manager

/s/ Joshua Sason
Joshua Sason